UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-40167

Iris Acquisition Corp

(Exact name of registrant as specified in its charter)

3rd Floor Zephyr House

122 Mary Street, George Town

PO Box 10085

Grand Cayman KY1-1001, Cayman Islands 971 4 3966949

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A Common Stock, and one-fourth of one Redeemable Warrant

Class A Common Stock, par value $0.0001 per share

Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Units, each consisting of one share of Class A Common Stock, and one-fourth of one Redeemable Warrant: One (1) holder

Class A Common Stock, $0.0001 par value per share: Two (2) holders

Redeemable Warrants, each whole warrant exercisable for one share of Class A Common Stock at an exercise price of $11.50: Three (3) holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Iris Acquisition Corp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: April 30, 2025

IRIS ACQUISITION CORP

By:	/s/ Sumit Mehta
	Name:	Sumit Mehta
	Title:	Chief Executive Officer